Exhibit 99.11

Ind AS Standalone

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Standalone Interim Financial Statements

We have audited the accompanying standalone interim financial statements of Infosys Limited (“the Company”), which comprise the balance sheet as at 31 December 2016, the statement of profit and loss (including other comprehensive income) for the three months and nine months then ended, the statement of cash flows and the statement of changes in equity for the nine months then ended and a summary of the significant accounting policies and other explanatory information (herein after referred to as “standalone interim financial statements”).

Management’s Responsibility for the Standalone Interim Financial Statements

The Company’s Board of Directors is responsible for the preparation of these standalone interim financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) 34, Interim Financial Reporting as specified under section 133 of the Companies Act, 2013 (‘the Act’) read with relevant rules issued thereunder.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial control, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these standalone interim financial statements based on our audit.

We conducted our audit of the standalone interim financial statements in accordance with the Standards on Auditing specified under section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the standalone interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the standalone interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the standalone interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the standalone interim financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Company’s Directors, as well as evaluating the overall presentation of the standalone interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone interim financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone interim financial statements give a true and fair view in conformity with the accounting principles generally accepted in India including Ind AS 34, Interim Financial Reporting, of the financial position of the Company as at 31 December 2016 and its financial performance including other comprehensive income for the three months and nine months then ended, its cash flows and the changes in equity for the nine months then ended.

for B S R & Co. LLP
Chartered Accountants
Firm’s Registration Number: 101248W/W-100022

Supreet Sachdev
Partner
Membership Number: 205385

Bangalore
13 January 2017

INFOSYS LIMITED

(In crore)

Balance Sheet as at	Note	December 31, 2016	March 31, 2016	April 1, 2015
ASSETS
Non-current assets
Property, plant and equipment	2.3	8,443	8,248	7,347
Capital work-in-progress		1,143	934	769
Intangible assets	2.4	–	–	–
Financial assets
Investments	2.5	14,495	11,076	6,108
Loans	2.6	5	5	4
Other financial assets	2.7	213	192	110
Deferred tax assets (net)	2.17	414	405	433
Other non-current assets	2.10	866	755	349
Income tax assets (net)	2.17	5,104	5,020	3,941
Total non - current Assets		30,683	26,635	19,061
Current assets
Financial assets
Investments	2.5	4,225	2	749
Trade receivables	2.8	11,466	9,798	8,627
Cash and cash equivalents	2.9	22,503	29,176	27,722
Loans	2.6	303	355	225
Other financial assets	2.7	5,869	4,801	4,045
Other current assets	2.10	2,058	1,965	1,384
Total current assets		46,424	46,097	42,752
Total Assets		77,107	72,732	61,813
EQUITY AND LIABILITIES
Equity
Equity share capital	2.12	1,148	1,148	574
Other equity		63,251	59,934	51,617
Total equity		64,399	61,082	52,191
LIABILITIES
Non-current liabilities
Financial liabilities
Other financial liabilities	2.13	40	62	27
Other non-current liabilities	2.15	46	–	–
Deferred tax liabilities (net)	2.17	–	–	–
Total non - current liabilities		86	62	27
Current liabilities
Financial liabilities
Trade payables	2.14	316	623	124
Other financial liabilities	2.13	5,651	5,132	4,847
Other current liabilities	2.15	2,543	2,093	1,564
Provisions	2.16	354	436	382
Income tax liabilities (net)	2.17	3,758	3,304	2,678
Total current liabilities		12,622	11,588	9,595
Total equity and liabilities		77,107	72,732	61,813

The accompanying notes form an integral part of the standalone interim financial statements.

As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore January 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

In crore, except equity share and per equity share data

Statement of Profit and Loss for the	Note	Three months ended December 31,		Nine months ended December 31,
		2016	2015	2016	2015
Revenue from operations	2.18	14,949	13,562	44,369	39,825
Other income, net	2.19	805	737	2,330	2,233
Total income		15,754	14,299	46,699	42,058
Expenses
Employee benefit expenses	2.20	7,733	7,115	23,277	20,909
Deferred consideration pertaining to acquisition		–	25	–	149
Cost of technical sub-contractors		1,228	1,226	3,547	3,225
Travel expenses		356	360	1,296	1,217
Cost of software packages and others	2.20	358	200	894	826
Communication expenses		96	73	268	232
Consultancy and professional charges		124	153	362	408
Depreciation and amortisation expense	2.3 & 2.4	339	275	995	799
Other expenses	2.20	637	519	1,905	1,397
Total expenses		10,871	9,946	32,544	29,162
Profit before tax		4,883	4,353	14,155	12,896
Tax expense:
Current tax	2.17	1,287	1,204	3,927	3,590
Deferred tax	2.17	(3)	(14)	(27)	4
Profit for the period		3,599	3,163	10,255	9,302
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		(6)	8	(58)	1
Equity instruments through other comprehensive income		–	–	–	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on cash flow hedges, net		26	–	28	–
Total other comprehensive income, net of tax		20	8	(30)	1

Total comprehensive income for the period		3,619	3,171	10,225	9,303
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		15.67	13.77	44.65	40.50
Diluted ()		15.67	13.77	44.65	40.50
Weighted average equity shares used in computing earnings per equity share
Basic	2.23	2,296,944,664	2,296,944,664	2,296,944,664	2,296,944,664
Diluted	2.23	2,297,141,190	2,296,944,664	2,297,054,821	2,296,944,664

The accompanying notes form an integral part of the standalone interim financial statements.

As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore January 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

Statement of changes in Equity

 In crore

Particulars	Equity Share Capital	Other Equity										Total equity attributable to equity holders of the Company
		Reserves & Surplus							Other comprehensive income
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(1)	Business transfer adjustment reserve(2)	Equity Instruments through other comprehensive income	Cash flow hedge reserve	Other items of other comprehensive income
Balance as of April 1, 2015	574	2,778	40,065	54	8,291	2	–	412	–	–	15	52,191
Changes in equity for the nine months ended December 31, 2015
Increase in share capital on account of bonus issue (refer to note 2.12)	574	–	–	–	–	–	–	–	–	–	–	574
Transfer to general reserve	–	–	(1,217)	–	1,217	–	–	–	–	–	–	–
Amounts utilized for bonus issue (refer note 2.12)	–	(574)	–	–	–	–	–	–	–	–	–	(574)
Transferred to Special Economic Zone Re-investment reserve	–	–	(397)	–	–	–	397	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	397	–	–	–	(397)	–	–	–	–	–
Share based payment to employees (refer to note 2.12)	–	–	–	–	–	6	–	–	–	–	–	6
Transfer to securities premium on exercise	–	1	–	–	–	(1)	–	–	–	–	–	–
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.22 and 2.17)	–	–	–	–	–	–	–	–	–	–	1	1
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(6,843)	–	–	–	–	–	–	–	–	(6,843)
Profit on transfer of business (2)	–	–	–	–	–	–	–	3,036	–	–	–	3,036
Profit for the period	–	–	9,302	–	–	–	–	–	–	–	–	9,302
Balance as of December 31, 2015	1,148	2,205	41,307	54	9,508	7	–	3,448	–	–	16	57,693

INFOSYS LIMITED

Statement of changes in Equity

In crore

Particulars	Equity Share Capital	Other Equity										Total equity attributable to equity holders of the Company
		Reserves & Surplus							Other comprehensive income
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(1)	Business transfer adjustment reserve(2)	Equity Instruments through other comprehensive income	Cash flow hedge reserve	Other items of other comprehensive income
Balance as of April 1, 2016	1,148	2,204	44,698	54	9,508	9	–	3,448	–	–	13	61,082
Changes in equity for the nine months ended December 31, 2016
Transfer to general reserve	–	–	(1,579)	–	1,579	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	821	–	–	–	(821)	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	(821)	–	–	–	821	–	–	–	–	–
Excersice of stock options (refer to note 2.12)	–	3	–	–	–	(3)	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	1	–	–	–	–	–	–	–	–	–	1
Share based payment to employees of the group (refer to note 2.12 and note 2.25)	–	–	–	–	–	71	–	–	–	–	–	71
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.22 and 2.17)	–	–	–	–	–	–	–	–	–	–	(58)	(58)
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–	–	–	–	–
Fair value changes on cash flow hedge, net (Refer note 2.11)	–	–	–	–	–	–	–	–	–	28	–	28
Dividends (including corporate dividend tax)	–	–	(6,980)	–	–	–	–	–	–	–	–	(6,980)
Profit for the period	–	–	10,255	–	–	–	–	–	–	–	–	10,255
Balance as of December 31, 2016	1,148	2,208	46,394	54	11,087	77	–	3,448	–	28	(45)	64,399

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(2)	Profit on transfer of business between entities under common control taken to reserve on account of transition to Indian Accounting Standards (Ind AS)

The accompanying notes form an integral part of the standalone interim financial statements.

As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore January 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

(In crore)

Statements of Cash Flows	Nine months ended December 31,
	2016	2015
Cash flow from operating activities:
Profit for the period	10,255	9,302
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	995	799
Income tax expense	3,900	3,594
Allowance for credit losses on financial assets	75	(22)
Deferred consideration pertaining to acquisition	–	149
Interest and dividend income	(1,959)	(1,912)
Other adjustments	53	139
Exchange differences on translation of assets and liabilities	36	29
Changes in assets and liabilities
Trade receivables and unbilled revenue	(2,118)	(1,009)
Loans and other financial assets and other assets	(148)	(1,040)
Trade payables	(307)	260
Other financial liabilities, other liabilities and provisions	1,014	1,019
Cash generated from operations	11,796	11,308
Income taxes paid	(3,537)	(4,046)
Net cash generated by operating activities	8,259	7,262
Cash flow from investing activities:
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	(1,643)	(1,611)
Deposits with corporations	(140)	(39)
Loans to employees	50	(33)
Repayment of debentures	370	–
Investment in subsidiaries	(369)	(254)
Payment towards contingent consideration pertaining to acquisition	(36)	(794)
Payment arising out of business transfer	–	(286)
Payments to acquire financial assets
Preference securities	(40)	(55)
Liquid mutual fund	(34,202)	(18,698)
Tax free bonds	–	(242)
Non-convertible debentures	(3,353)	–
Proceeds on sale of financial assets
Liquid mutual fund	30,030	19,079
Interest and dividend received on investments	1,394	1,037
Net cash used in investing activities	(7,939)	(1,896)
Cash flow from financing activities:
Loan given to subsidiaries	–	(125)
Loan repaid by subsidiary	–	126
Payment of dividends	(6,968)	(6,843)
Net cash used in financing activities	(6,968)	(6,842)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(25)	(8)
Net decrease in cash and cash equivalents	(6,648)	(1,476)
Cash and cash equivalents at the beginning of the period	29,176	27,722
Cash and cash equivalents at the end of the period	22,503	26,238
Supplementary information:
Restricted cash balance	367	269

The accompanying notes form an integral part of the standalone interim financial statements.

As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore January 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

INFOSYS LIMITED

Notes to the Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys ('the Company') is a leading provider in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, its banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange of India Limited. The Company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The interim financial statements are approved for issue by the Company's Board of Directors on January 13, 2017.

1.2 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Accounting Standards (Ind AS) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act , 2013 (Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

The Company has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101 First time adoption of Indian Accounting Standards. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP. Reconciliations and descriptions of the effect of the transition has been summarized in note 2.1.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in these financial statements added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in these financial statements.

1.3 Use of estimates

The preparation of the financial statements in conformity with Ind AS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in note 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.4 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.17 and Note 2.24.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of company's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

1.5 Revenue recognition

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its Statement of Profit and Loss.

1.6 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date is classified as capital advances under other non-current assets and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.7 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as expenses in the Statement of Profit and Loss.

1.8 Financial instruments

1.8.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.8.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model. Further, in cases where the Company has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss. when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of profit and loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

1.8.3 Derecognition of financial instruments

The company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.9 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

1.10 Impairment

a. Financial assets

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in profit or loss.

b. Non-financial assets

(i) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of profit and loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Provisions

A provision is recognized if, as a result of a past event, the company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the company recognizes any impairment loss on the assets associated with that contract.

1.12 Foreign currency

Functional currency

The functional currency of the company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cashflow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

1.13 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.14 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of profit and loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.15 Employee benefits

1.15.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by laws of India.

The Company recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

1.15.2 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.15.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

1.15.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.16 Share-based compensation

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

1.17 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.18 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

1.19 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.20 Leases

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Statement of Profit and Loss over the lease term.

2 Notes to the standalone financial statements for the three months and nine months ended December 31, 2016

2.1 First-time adoption of Ind-AS

These standalone interim financial statements of Infosys Limited for the three months and nine months ended December 31, 2016 have been prepared in accordance with Ind AS. For the purposes of transition to Ind AS, the Company has followed the guidance prescribed in Ind AS 101 - First Time adoption of Indian Accounting Standard, with April 1, 2015 as the transition date and IGAAP as the previous GAAP.

The transition to Ind AS has resulted in changes in the presentation of the financial statements, disclosures in the notes thereto and accounting policies and principles. The accounting policies set out in Note 1 have been applied in preparing the standalone financial statements for the three months and nine months ended December 31, 2016 and the comparative information. An explanation of how the transition from previous GAAP to Ind AS has affected the Company’s Balance Sheet , Statement of Profit and Loss, is set out in note 2.2 and 2.2.2. Exemptions on first time adoption of Ind AS availed in accordance with Ind AS 101 have been set out in note 2.1.1.

2.1.1 Exemptions availed on first time adoption of Ind-AS 101

Ind-AS 101 allows first-time adopters certain exemptions from the retrospective application of certain requirements under Ind AS. The Company has accordingly applied the following exemptions.

(a) Share-based payment

The Company is allowed to apply Ind AS 102 Share-based payment to equity instruments that remain unvested as of transition date. The Company has elected to avail this exemption and apply the requirements of Ind AS 102 to all such grants under the 2015 plan (formerly 2011 plan). Accordingly, these options have been measured at fair value as against intrinsic value previously under IGAAP.

The excess of stock compensation expense measured using fair value over the cost recognized under IGAAP using intrinsic value has been adjusted in 'Share Option Outstanding Account', with the corresponding impact taken to the retained earnings as on the transition date.

(b) Designation of previously recognized financial instruments

Under Ind AS 109, at initial recognition of a financial asset, an entity may make an irrevocable election to present subsequent changes in the fair value of an investment in an equity instrument in other comprehensive income. Ind AS 101 allows such designation of previously recognized financial assets, as ' fair value through other comprehensive income' on the basis of the facts and circumstances that existed at the date of transition to Ind AS.

Accordingly, the Company has designated its investments in certain equity instruments at fair value through other comprehensive income on the basis of the facts and circumstances that existed at the date of transition to Ind AS.

2.2 Reconciliations

The following reconciliations provides the effect of transition to Ind AS from IGAAP in accordance with Ind AS 101

1. Equity as at April 1, 2015, December 31, 2015 and March 31, 2016

2. Net profit for the three months and nine months ended December 31, 2015 and year ended March 31, 2016

2.2.1 Reconciliation of equity as previously reported under IGAAP to Ind AS

(In crore)

Particulars	Note	Opening Balance Sheet as at April 1, 2015			Balance Sheet as at December 31, 2015			Balance Sheet as at March 31, 2016
		IGAAP	Effects of transition to Ind-AS	Ind AS	IGAAP	Effects of transition to Ind-AS	Ind AS	IGAAP	Effects of transition to Ind-AS	Ind AS
ASSETS
Non-current assets
Property, plant and equipment		7,347	–	7,347	7,955	–	7,955	8,248	–	8,248
Capital work-in-progress		769	–	769	827	–	827	934	–	934
Intangible assets		–		–	–	–	–	–	–	–
Financial assets:
Investments	A	6,108	–	6,108	11,027	(35)	10,992	11,111	(35)	11,076
Loans		4	–	4	4	–	4	5	–	5
Other financial assets		110	–	110	154	–	154	192	–	192
Deferred tax assets (net)		433	–	433	411	–	411	405	–	405
Other non-current assets		349	–	349	738	–	738	755	–	755
Income tax assets (net)		3,941	–	3,941	4,604	–	4,604	5,020	–	5,020
Total non-current assets		19,061	–	19,061	25,720	(35)	25,685	26,670	(35)	26,635
Current assets
Financial assets:
Investments	A	749	–	749	368	–	368	2	–	2
Trade receivables		8,627	–	8,627	9,498	–	9,498	9,798	–	9,798
Cash and cash equivalents		27,722	–	27,722	26,238	–	26,238	29,176	–	29,176
Loans		225	–	225	257	–	257	355	–	355
Other financial assets		4,045	–	4,045	5,217	–	5,217	4,801	–	4,801
Other current assets		1,384	–	1,384	1,886	–	1,886	1,965	–	1,965
Total current assets		42,752	–	42,752	43,464	–	43,464	46,097	–	46,097
Total assets		61,813	–	61,813	69,184	(35)	69,149	72,767	(35)	72,732
EQUITY AND LIABILITIES
Equity
Equity share capital		574	–	574	1,148	–	1,148	1,148	–	1,148
Other equity	E	47,494	4,123	51,617	56,548	- 3	56,545	56,009	3,925	59,934
Total equity		48,068	4,123	52,191	57,696	- 3	57,693	57,157	3,925	61,082
Non-current liabilities
Financial liabilities
Other financial liabilities	B	27	–	27	146	(25)	121	73	(11)	62
Deferred tax liabilities (net)		–	–	–	–	–	–	–	–	–
Other non-current liabilities	C	3	(3)	–	1	(1)	–	–	–	–
Total non-current liabilities		30	(3)	27	147	(26)	121	73	(11)	62
Current liabilities
Financial liabilities
Trade payables		124	–	124	384	–	384	623	–	623
Other financial liabilities	B	4,885	(38)	4,847	5,396	(2)	5,394	5,138	(6)	5,132
Other current liabilities	C	1,568	(4)	1,564	2,265	(4)	2,261	2,097	(4)	2,093
Provisions	D	4,460	(4,078)	382	411	–	411	4,375	(3,939)	436
Income tax liabilities (Net)		2,678	–	2,678	2,885	–	2,885	3,304	–	3,304
Total current liabilities		13,715	(4,120)	9,595	11,341	(6)	11,335	15,537	(3,949)	11,588
Total liabilities and equity		61,813	–	61,813	69,184	(35)	69,149	72,767	(35)	72,732

Explanations for reconciliation of Balance Sheet as previously reported under IGAAP to INDAS

A.	Investment

a)	Tax free bonds are carried at amortized cost under Ind AS and IGAAP. Investment in equity instruments are carried at fair value through OCI in Ind AS compared to being carried at cost under IGAAP.
b)	Investments include discounted value of contingent consideration payable on acquisition of business under IndAS as compared to undiscounted value of contingent consideration under IGAAP

B. Other financial liabilities

Adjustments includes impact of discounting the deferred and contingent consideration payable for acquisitions under Ind AS

C. Other liabilities –

Adjustments that reflect unamortised negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.

D. Provisions

Adjustments reflect dividend (including corporate dividend tax), declared and approved post reporting period.

E. Other equity

a)	Adjustments to retained earnings and other comprehensive income has been made in accordance with Ind AS, for the above mentioned line items.
b)	In addition, as per Ind-AS 19, actuarial gains and losses are recognized in other comprehensive income as compared to being recognized in the statement of profit and loss under IGAAP.
c)	Profit on transfer of business between entities under common control which were earlier recognized in statement of profit and loss under IGAAP are adjusted to reserves on transition to Ind AS.

2.2.2 Reconciliation Statement of Profit and Loss as previously reported under IGAAP to Ind AS

(In crore)

Particulars	Note	Three months ended December 31, 2015			Nine months ended December 31, 2015			Year ended March 31 2016
		IGAAP	Effects of transition to Ind-AS	Ind AS	IGAAP	Effects of transition to Ind-AS	Ind AS	IGAAP	Effects of transition to Ind-AS	Ind AS
Revenue from operations		13,562	–	13,562	39,825	–	39,825	53,983	–	53,983
Other income, net	G	737	–	737	2,230	3	2,233	3,009	(3)	3,006
Total Income		14,299	–	14,299	42,055	3	42,058	56,992	(3)	56,989
Expenses
Employee benefit expenses	F	7,103	12	7,115	20,905	4	20,909	28,206	1	28,207
Deferred consideration pertaining to acquisition	G	18	7	25	110	39	149	110	39	149
Cost of technical sub-contractors		1,226	–	1,226	3,225	–	3,225	4,417	–	4,417
Travel expenses		360	–	360	1,217	–	1,217	1,655	–	1,655
Cost of software packages and others		200	–	200	826	–	826	1,049	–	1,049
Communication expenses		73	–	73	232	–	232	311	–	311
Consultancy and professional charges		153	–	153	408	–	408	563	–	563
Depreciation and amortisation expenses		275	–	275	799	–	799	1,115	–	1,115
Other expenses	G	515	4	519	1,388	9	1,397	1,909	14	1,923
Total expenses		9,923	23	9,946	29,110	52	29,162	39,335	54	39,389
Profit before exceptional items and tax		4,376	(23)	4,353	12,945	(49)	12,896	17,657	(57)	17,600
Profit on transfer of business	H	–	–	–	3,036	(3,036)	–	3,036	(3,036)	–
Profit before tax		4,376	(23)	4,353	15,981	(3,085)	12,896	20,693	(3,093)	17,600
Tax expense:
Current tax	I	1,207	(3)	1,204	3,590	–	3,590	4,898	–	4,898
Deferred tax		(14)	–	(14)	4	–	4	9	–	9
Profit for the period		3,183	(20)	3,163	12,387	(3,085)	9,302	15,786	(3,093)	12,693
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	F	–	8	8	–	1	1	–	(2)	(2)
		–	8	8	–	1	1	–	(2)	(2)
Items that will be reclassified subsequently to profit or loss
		–	–	–	–	–	–	–	–	–
Total other comprehensive income, net of tax		–	8	8	–	1	1	–	(2)	(2)
Total comprehensive income, for the period		3,183	(12)	3,171	12,387	(3,084)	9,303	15,786	(3,095)	12,691

Explanations for reconciliation of Statement of Profit and loss as previously reported under IGAAP to Ind AS

F. Employee benefit expenses

a.	As per Ind-AS 19- Employee Benefits , actuarial gains and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.

b.	Adjustments reflect unamortised negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.

G. Deferred and contingent consideration pertaining to acquisition

Adjustments reflect impact of discounting pertaining to deferred consideration and contingent consideration payable for business combinations

H. Reversal of exceptional item

Profit on transfer of business between entities under common control has been reversed and taken to business transfer reserve on account of transition to Ind AS

I. Current tax

Tax component on actuarial gains and losses which is transferred to other comprehensive income under Ind AS

2.2.3 Cash flow statement

There were no significant reconciliation items between cash flows prepared under Indian GAAP and those prepared under Ind AS.

2.3 PROPERTY, PLANT AND EQUIPMENT

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2016:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of October 1, 2016	983	643	6,270	1,864	763	3,836	1,182	22	15,563
Additions	28	16	65	84	16	162	68	1	440
Deletions	–	–	–	–	(29)	(210)	(25)	–	(264)
Gross carrying value as of December 31, 2016	1,011	659	6,335	1,948	750	3,788	1,225	23	15,739
Accumulated depreciation as of October 1, 2016	–	(23)	(2,262)	(1,163)	(422)	(2,466)	(745)	(12)	(7,093)
Depreciation	–	(2)	(59)	(63)	(28)	(142)	(45)	–	(339)
Accumulated depreciation on deletions	–	–	–	–	5	125	6	–	136
Accumulated depreciation as of December 31, 2016	–	(25)	(2,321)	(1,226)	(445)	(2,483)	(784)	(12)	(7,296)
Carrying value as of December 31, 2016	1,011	634	4,014	722	305	1,305	441	11	8,443

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2015:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2) (3)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of October 1, 2015	957	621	5,863	1,477	590	2,986	905	17	13,416
Additions	1	17	227	137	40	250	58	–	730
Deletions	–	–	–	(1)	–	(10)	(1)	–	(12)
Gross carrying value as of December 31, 2015	958	638	6,090	1,613	630	3,226	962	17	14,134
Accumulated depreciation as of October 1, 2015	–	(18)	(2,041)	(932)	(323)	(1,984)	(605)	(9)	(5,912)
Depreciation	–	(2)	(54)	(55)	(22)	(109)	(32)	(1)	(275)
Accumulated depreciation on deletions	–	–	–	1	–	5	2	–	8
Accumulated depreciation as of December 31, 2015	–	(20)	(2,095)	(986)	(345)	(2,088)	(635)	(10)	(6,179)
Carrying value as of December 31, 2015	958	618	3,995	627	285	1,138	327	7	7,955

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2016:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Additions	41	21	162	270	102	537	181	5	1,319
Deletions	–	–	–	(1)	(31)	(230)	(26)	(1)	(289)
Gross carrying value as of December 31, 2016	1,011	659	6,335	1,948	750	3,788	1,225	23	15,739
Accumulated depreciation as of April 1, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Depreciation	–	(4)	(171)	(183)	(83)	(433)	(119)	(2)	(995)
Accumulated depreciation on deletions	–	–	–	1	7	145	6	1	160
Accumulated depreciation as of December 31, 2016	–	(25)	(2,321)	(1,226)	(445)	(2,483)	(784)	(12)	(7,296)
Carrying value as of December 31, 2016	1,011	634	4,014	722	305	1,305	441	11	8,443

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2015:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2) (3)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827
Additions	29	17	357	253	105	658	133	3	1,555
Deletions	–	–	–	(1)	–	(244)	(3)	–	(248)
Gross carrying value as of December 31, 2015	958	638	6,090	1,613	630	3,226	962	17	14,134
Accumulated depreciation as of April 1, 2015	–	(16)	(1,937)	(838)	(280)	(1,852)	(549)	(8)	(5,480)
Depreciation	–	(4)	(158)	(149)	(65)	(332)	(89)	(2)	(799)
Accumulated depreciation on deletions	–	–	–	1	–	96	3	–	100
Accumulated depreciation as of December 31, 2015	–	(20)	(2,095)	(986)	(345)	(2,088)	(635)	(10)	(6,179)
Carrying value as of December 31, 2015	958	618	3,995	627	285	1,138	327	7	7,955

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)(2)	Plant and machinery(2)	Office Equipment (2)	Computer equipment (2) (3)	Furniture and fixtures (2)	Vehicles	Total
Gross carrying value as of April 1, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827
Additions	41	17	440	319	155	945	241	5	2,163
Deletions	–	–	–	(1)	(1)	(276)	(3)	–	(281)
Gross carrying value as of March 31, 2016	970	638	6,173	1,679	679	3,481	1,070	19	14,709
Accumulated depreciation as of April 1, 2015	–	(16)	(1,937)	(838)	(280)	(1,852)	(549)	(8)	(5,480)
For the period	–	(5)	(213)	(207)	(90)	(472)	(125)	(3)	(1,115)
Deduction / Adjustments during the period	–	–	–	1	1	129	3	–	134
Accumulated depreciation as of March 31, 2016	–	(21)	(2,150)	(1,044)	(369)	(2,195)	(671)	(11)	(6,461)
Carrying value as of March 31, 2016	970	617	4,023	635	310	1,286	399	8	8,248
Carrying value as of April 1, 2015	929	605	3,796	523	245	960	283	6	7,347

(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2)	Includes certain assets provided on cancellable operating lease to subsidiaries
(3)	During the year ended March 31, 2016, computer equipment having net book value of 20 crore was transferred to EdgeVerve (Refer note 2.5.3)

Gross carrying of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortisation expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at December 31, 2016 and March 31, 2016 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	197	80	117
	197	75	122
Plant and machinery	33	18	15
	33	14	19
Furniture and fixtures	25	15	10
	25	12	13
Computer Equipment	3	2	1
	3	2	1
Office equipment	18	9	9
	18	7	11

The aggregate depreciation charged on the above assets during the three months and nine months ended December 31, 2016 amounted to 5 crore and 15 crore ( 13 crore and 18 crore for three months and nine months ended December 31, 2015 respectively).

The rental income from subsidiaries for the three months and nine months ended December 31, 2016 amounted to 16 crore and 48 crore respectively (15 crore and 35 crore for the three months and nine months ended December 31, 2015 respectively).

2.4 Intangible assets

Following are the changes in the carrying value of acquired intangible assets for the three months ended December 31, 2016:

(In crore)

Particulars	Sub-contracting rights related	Others	Total
Gross carrying value as of October 1, 2016	21	9	30
Additions	–	–	–
Deletion	–	–	–
Gross carrying value as of December 31, 2016	21	9	30
Accumulated amortization as of October 1, 2016	(21)	(9)	(30)
Amortization expense	–	–	–
Deletion	–	–	–
Accumulated amortization as of December 31, 2016	(21)	(9)	(30)
Carrying value as of December 31, 2016	–	–	–

Following are the changes in the carrying value of acquired intangible assets for the three months ended December 31, 2015:

(In crore)

Particulars	Intellectual property rights related	Sub-contracting rights related	Others	Total
Gross carrying value as of October 1, 2015	12	21	9	42
Additions	–	–	–	–
Deletion	(12)	–	–	(12)
Gross carrying value as of December 31, 2015	–	21	9	30
Accumulated amortization as of October 1, 2015	(12)	(21)	(9)	(42)
Amortization expense	–	–	–	–
Deletion	12	–	–	12
Accumulated amortization as of December 31, 2015	–	(21)	(9)	(30)
Carrying value as of December 31, 2015	–	–	–	–

Following are the changes in the carrying value of acquired intangible assets for the nine months ended December 31, 2016:

(In crore)

Particulars	Sub-contracting rights related	Others	Total
Gross carrying value as of April 1, 2016	21	9	30
Additions	–	–	–
Deletion	–	–	–
Gross carrying value as of December 31, 2016	21	9	30
Accumulated amortization as of April 1, 2016	(21)	(9)	(30)
Amortization expense	–	–	–
Deletion	–	–	–
Accumulated amortization as of December 31, 2016	(21)	(9)	(30)
Carrying value as of December 31, 2016	–	–	–

Following are the changes in the carrying value of acquired intangible assets for the nine months ended December 31, 2015:

(In crore)

Particulars	Intellectual property rights related	Sub-contracting rights related	Others	Total
Gross carrying value as of April 1, 2015	12	21	9	42
Additions	–	–	–	–
Deletion	(12)	–	–	(12)
Gross carrying value as of December 31, 2015	–	21	9	30
Accumulated amortization as of April 1, 2015	(12)	(21)	(9)	(42)
Amortization expense	–	–	–	–
Deletion	12	–	–	12
Accumulated amortization as of December 31, 2015	–	(21)	(9)	(30)
Carrying value as of December 31, 2015	–	–	–	–

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2016:

 (In crore)

Particulars	Intellectual property rights related	Sub-contracting rights related	Others	Total
Gross carrying value as of April 1, 2015	12	21	9	42
Additions	–	–	–	–
Deletion/Retirement	(12)	–	–	(12)
Gross carrying value as of March 31, 2016	–	21	9	30
Accumulated amortization as of April 1, 2015	(12)	(21)	(9)	(42)
Amortization expense	–	–	–	–
Deletion/Retirement	12	–	–	12
Accumulated amortization as of March 31, 2016	–	(21)	(9)	(30)
Carrying value as of March 31, 2016	–	–	–	–
Carrying value as of April 1, 2015	–	–	–	–

Research and development expense recognized in net profit in the statement of profit and loss for the three months and nine months ended December 31, 2016 is 112 crore and 280 crore (70 crore and 293 crore for the three months and nine months ended December 31, 2015)

2.5 INVESTMENTS

(In crore)

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Non-current investments
Equity instruments of subsidiaries	7,276	6,901	4,873
Debentures of subsidiary	2,179	2,549	–
Preference securities and equity investments	133	93	1
Tax free bonds	1,533	1,533	1,234
Non convertible debentures	3,374	–	–
	14,495	11,076	6,108
Current investments
Liquid mutual fund units	4,223	–	749
Government bonds	2	2	–
	4,225	2	749
Total carrying value	18,720	11,078	6,857

in crore, except as otherwise stated

Particulars	As at
	December 31, 2016	March 31, 2016
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPO Limited	659	659
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid
Infosys Technologies (China) Co. Limited	236	169
Infosys Technologies (Australia) Pty Limited	66	66
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	57	–
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brasil Ltda	149	149
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	826	646
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG (formerly Lodestone Holding AG)	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400
(29,400) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited (refer note 2.5.3)	1,312	1,312
131,18,40,000 (131,18,40,000) equity shares of 10/- each, fully paid
Panaya Inc.	1,398	1,398
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Nova Holdings LLC	94	94
Kallidus Inc. (refer note 2.5.2)	619	619
10,21,35,416 (10,21,35,416) shares
Skava Systems Private Limited (refer note 2.5.2)	59	59
25,000 (25,000) shares of 10 per share, fully paid up
Noah Consulting LLC ( refer note 2.5.1)	313	242
	7,276	6,901
Investment carried at amortised cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited (refer note 2.5.3)
21,79,00,000 (25,49,00,000) Unsecured redeemable, non-convertible debentures of 100 each fully paid up	2,179	2,549
	2,179	2,549
	9,455	9,450
Investment carried at fair value through other comprehensive income (FVOCI) (refer note 2.5.5)
Preference securities	132	92
Equity instruments	1	1
	133	93
Quoted
Investments carried at amortized cost
Tax free bonds (refer note 2.5.6)	1,533	1,533
	1,533	1,533
Investments carried at fair value through other comprehensive income(refer note 2.5.8)
Non convertible debentures	3,374	–
Total non-current investments	14,495	11,076
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units (refer note 2.5.7)	4,223	–
	4,223	–
Quoted
Investments carried at amortized cost
Government bonds (refer note 2.5.6)	2	2
	2	2
Total current investments	4,225	2
Total investments	18,720	11,078
Aggregate amount of quoted investments	4,909	1,535
Market value of quoted investments (including interest accrued)	5,141	1,627
Aggregate amount of unquoted investments	13,811	9,543
Aggregate amount of impairment in value of investments	6	6
Investments carried at cost	7,276	6,901
Investments carried at amortised cost	3,714	4,084
Investments carried at fair value through other comprehensive income	3,507	93
Investments carried at fair value through profit or loss	4,223	–

2.5.1 Investment in Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting , LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million ( approximately 216 crore), contingent consideration up to $5 million (approximately 33 crore on acquisition date) and retention bonus up to $32 million (approximately 212 crore on acquisition date). The payment of contingent consideration to the sellers of Noah was dependent upon the achievement of certain financial targets by Noah for the year ended December 31, 2015 and December 31, 2016. During the three months ended March 31, 2016 based on the assessment of Noah achieving the targets for the respective periods, the entire contingent consideration was reversed.

2.5.2 Investment in Kallidus Inc. & Skava Systems Pvt. Ltd.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., (d.b.a Skava) (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of upto $20 million (approximately 128 crore on acquisition date), the payment of which is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017. During the nine months ended December 31, 2016 contingent consideration of 40 crore was paid to the sellers of Kallidus on the acheivement of certain financial targets.

2.5.3 Investment in EdgeVerve Systems Limited

On February 14, 2014, a wholly owned subsidiary EdgeVerve Systems Limited (EdgeVerve) was incorporated. EdgeVerve was created to focus on developing and selling products and platforms. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of 421 crore with effect from July 1, 2014. Net assets amounting to 9 crore were transferred and accordingly a gain of 412 crore had been recorded as an exceptional item under previous GAAP. On adoption of Ind AS, the same has been reversed from retained earnings and transferred to 'Business Transfer Adjustment Reserve', in accordance with Ind AS 103 which requires common control transactions to be recorded at book values. The consideration has been settled through the issue of fully paid up equity shares in EdgeVerve.

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The Company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively. Net assets amounting to 363 crore, (including working capital amounting to 337 crore) were transferred and accordingly a gain of 3,036 crore had been recorded as an exceptional item under previous GAAP. On adoption of Ind AS, the same has been reversed from retained earnings and transferred to 'Business Transfer Adjustment Reserve' under retained earnings, in accordance with Ind AS 103 which requires common control transactions to be recorded at book values.

The consideration was settled through issue of 850,000,000 equity shares amounting to 850 crore and 254,900,000 non-convertible redeemable debentures amounting to 2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. During the nine months ended December 31, 2016 EdgeVerve had repaid 370 crore by redeeming proportionate number of debentures.

2.5.4 Investment in Infosys Consulting Holding AG (Formerly Lodestone Holding AG)

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Infosys Consulting Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration was payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and was contingent upon their continued employment for a period of three years. The investment in Lodestone was recorded at the acquisition cost and the deferred consideration was being recognized on a proportionate basis over a period of three years from the date of acquisition. During the year ended March 31, 2016, the liability towards deferred consideration was settled.

2.5.5 Details of Investments

The details of investments in preference and equity instruments as at December 31, 2016 and March 31, 2016 are as follows:

(In crore)

Particulars	As at
	December 31, 2016	March 31, 2016
Preference Securities
Airviz Inc.
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each	13	13
ANSR Consulting
52,631 (52,631) Series A Preferred Stock, fully paid up, par value USD 0.001 each	9	9
Whoop Inc
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each	20	20
CloudEndure Ltd.
25,59,290 (12,79,645) Preferred Series B Shares, fully paid up, par value ILS 0.01 each	27	13
Nivetti Systems Private Limited
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1 each	10	10
Waterline Data Science, Inc
39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each	27	27
Trifacta Inc.
11,80,358 (Nil) Preferred Stock	26	–
Equity Instrument
OnMobile Systems Inc., USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each	–	–
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each	–	–
Global Innovation and Technology Alliance
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each	1	1
	133	93

2.5.6 Details of Investments in tax free bonds and government bonds

The balances held in tax free bonds as at December 31, 2016 and March 31, 2016 is as follows:

(In crore)

Particulars		As at December 31, 2016		As at March 31, 2016
	Face Value	Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	2,000,000	201	2,000,000	201
7.28% Indian Railway Finance Corporation Limited 21DEC30	1,000/-	422,800	42	422,800	42
7.28% National Highways Authority of India Bonds 18SEP30	10,00,000/-	2,000	200	2,000	200
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	2,100,000	211	2,100,000	211
7.35% National Highways Authority of India Bonds 11JAN31	1,000/-	571,396	57	571,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	200,000	21	200,000	21
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	500,000	53	500,000	53
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	500,000	53	500,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	500,000	50	500,000	50
		6,802,646	1,533	68,02,646	1,533

The balances held in government bonds as at December 31, 2016 and March 31, 2016 is as follows:

(In crore)

Particulars	Face Value PHP	As at December 31, 2016		As at March 31, 2016
		Units	Amount	Units	Amount
Treasury Notes PHY6972FW G18 MAT Date 22 Feb 2017	100	150,000	2	150,000	2
		1,50,000	2	1,50,000	2

2.5.7 Details of investments in liquid mutual fund units

The balances held in liquid mutual fund as at December 31, 2016 is as follows:

in crore

Particulars	As at December 31, 2016
	Units	Amount
Baroda Pioneer Liquid Fund-Plan B Growth	1,632,110	300
Birla Sun Life Cash Plus Growth Direct	13,635,893	350
HDFC Liquid Fund Direct Plan Growth Option	2,219,674	701
ICICI Prudential Liquid Plan Direct Growth	31,729,663	751
IDFC Cash Fund Growth (Direct Plan)	1,619,155	315
Invesco India Liquid Fund Direct Plan Growth	454,698	100
Reliance Liquid Fund- Treasury Plan- Direct Growth Plan- Growth Option	1,852,247	723
SBI Premier Liquid Fund Direct Plan Growth	1,269,250	319
Tata Liquid Fund Direct Plan Growth	847,895	250
UTI LIQUID Cash Plan Institutional Direct Plan Growth	1,579,208	414
	5,68,39,793	4,223

2.5.8 Details of investments in Non convertible debetures

The balances held in non convertible debenture as at December 31, 2016 is as follows:

in crore, except as otherwise stated

Particulars	As at December 31, 2016
	Face Value	Units	Amount
7.48 Housing Development Finance Corporation Ltd 18NOV2019	10,000,000/-	50	51
7.59 LIC Housing Finance Ltd 14OCT2021	1,000,000/-	3,000	304
7.75 LIC Housing Finance Ltd 27AUG2021	1,000,000/-	1,250	128
7.79 LIC Housing Finance Ltd 19JUN2020	1,000,000/-	500	51
7.80 Housing Development Finance Corporation Ltd 11NOV2019	10,000,000/-	150	152
7.81 LIC Housing Finance Ltd 27APR2020	1,000,000/-	2,000	205
7.95 Housing Development Finance Corporation Ltd 23SEP2019	10,000,000/-	50	52
8.26 Housing Development Finance Corporation Ltd 12AUG2019	10,000,000/-	100	105
8.34 Housing Development Finance Corporation Ltd 6MAR2019	10,000,000/-	200	214
8.37 LIC Housing Finance Ltd 10MAY2021	1,000,000/-	500	54
8.37 LIC Housing Finance Ltd 03OCT2019	1,000,000/-	2,000	215
8.46 Housing Development Finance Corporation Ltd 11MAR2019	10,000,000/-	50	53
8.47 LIC Housing Finance Ltd 21JAN2020	1,000,000/-	500	55
8.50 Housing Development Finance Corporation Ltd LTD 31AUG2020	10,000,000/-	50	52
8.54 IDFC Bank Limited 30MAY2018	1,000,000/-	1,500	177
8.59 Housing Development Finance Corporation Ltd 14JUN2019	10,000,000/-	50	55
8.60 LIC Housing Finance Ltd 29JUL2020	1,000,000/-	1,400	149
8.61 LIC Housing Finance Ltd 11DEC2019	1,000,000/-	1,000	103
8.66 IDFC Bank Limited 25JUN2018	1,000,000/-	1,520	179
8.72 Housing Development Finance Corporation Ltd 15APR2019	10,000,000/-	75	82
8.75 Housing Development Finance Corporation Ltd 13JAN2020	500,000/-	5,000	278
8.75 LIC Housing Finance Ltd 14JAN2020	1,000,000/-	1,070	119
8.75 LIC Housing Finance Ltd 21DEC2020	1,000,000/-	1,000	111
8.97 LIC Housing Finance Ltd 29OCT2019	1,000,000/-	500	52
9.45 Housing Development Finance Corporation Ltd 21AUG2019	1,000,000/-	3,000	322
9.65 Housing Development Finance Corporation Ltd 19JAN2019	1,000,000/-	500	56
		27,015	3,374

2.6 LOANS

(In crore)

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Non- Current
Unsecured, considered good
Other Loans
Loans to employees	5	5	4
	5	5	4
Unsecured, considered doubtful
Loans to employees	16	13	10
	21	18	14
Less: Allowance for doubtful loans to employees	16	13	10
	5	5	4
Current
Unsecured, considered good
Loans to subsidiaries (Refer to note 2.25)	89	91	24
Other Loans
Loans to employees	214	264	201
	303	355	225
Total Loans	308	360	229

2.7 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Non-current
Security deposits (1)	78	73	65
Rental deposits (1)(4)	135	119	45
	213	192	110
Current
Security deposits (1)	1	1	1
Rental deposits (1)	3	2	6
Restricted deposits (1)	1,294	1,154	1,039
Unbilled revenues (1)(5)	3,048	2,673	2,423
Interest accrued but not due (1)	1,237	696	433
Foreign currency forward and options contracts (2)(3)	100	109	94
Others (1)(6)	186	166	49
	5,869	4,801	4,045
Total	6,082	4,993	4,155

(1) Financial assets carried at amortized cost	5,982	4,884	4,061
(2) Financial assets carried at fair value through other comprehensive income	38	–	–
(3) Financial assets carried at fair value through Profit or Loss	62	109	94
(4) Includes dues from subsidiaries (Refer note 2.25)	–	21	21
(5) Includes dues from subsidiaries (Refer note 2.25)	24	20	6
(6) Includes dues from subsidiaries (Refer note 2.25)	20	24	43

Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

2.8 TRADE RECEIVABLES (1)

(In crore)

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Current
Unsecured
Considered good(2)	11,466	9,798	8,627
Considered doubtful	230	249	322
	11,696	10,047	8,949
Less: Allowances for credit losses	230	249	322
	11,466	9,798	8,627
(1) Includes dues from companies where directors are interested	–	1	6
(2) Includes dues from subsidiaries (refer note 2.25)	290	244	309

2.9 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Balances with banks
In current and deposit accounts	17,842	24,276	23,722
Cash on hand	–	–	–
Others
Deposits with financial institution	4,661	4,900	4,000
	22,503	29,176	27,722
Balances with banks in unpaid dividend accounts	17	5	3
Deposit with more than 12 months maturity	1,297	237	182
Balances with banks held as margin money deposits against guarantees	350	336	185

Cash and cash equivalents as of December 31, 2016, March 31, 2016 and April 1, 2015 include restricted cash and bank balances of 367 crore, 341 crore, 188 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees and balances held in unpaid dividends bank accounts.

The deposits maintained by the Company with banks and financial institution comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on balance sheet dates with banks are as follows:

 (In crore)

Particulars	As at
	December 31, 2016	March 31, 2016
In current accounts
ANZ Bank, Taiwan	19	13
BNP Paribas Bank, Norway	2	–
Bank of America, USA	705	563
Citibank N.A., Australia	28	24
Citibank N.A., India	3	1
Citibank N.A., Dubai	3	1
Citibank N.A., EEFC (U.S. Dollar account)	3	–
Citibank N.A., Japan	31	15
Citibank N.A., New Zealand	4	2
Citibank N.A., South Africa	10	4
Deutsche Bank, Philippines	7	11
Deutsche Bank, India	2	4
Deutsche Bank, EEFC (Euro account)	12	17
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	7	8
Deutsche Bank, EEFC (Australian Dollar account)	1	2
Deutsche Bank, EEFC (U.S. Dollar account)	76	95
Deutsche Bank, EEFC (Swiss Franc account)	2	2
Deutsche Bank, Belgium	12	59
Deutsche Bank, France	5	10
Deutsche Bank, Germany	12	17
Deutsche Bank, Netherlands	6	4
Deutsche Bank, Russia (U.S. Dollar account)	3	1
Deutsche Bank, Russia (Russian Ruble account)	4	2
Deutsche Bank, Singapore	8	4
Deutsche Bank, Switzerland	3	1
Deutsche Bank, United Kingdom	43	170
Deutsche Bank, Malaysia	11	9
HSBC Bank, Hong Kong	1	1
ICICI Bank, India	54	57
ICICI Bank, EEFC (U.S. Dollar account)	15	10
Nordbanken, Sweden	16	5
Punjab National Bank, India	4	4
Royal Bank of Canada, Canada	10	24
State Bank of India	10	7
	1,132	1,147

 (In crore)

Particulars	As at
	December 31, 2016	March 31, 2016
In deposit accounts
Andhra Bank	40	848
Axis Bank	1,381	1,170
Canara Bank	1,861	1,861
Central Bank of India	1,518	1,518
Corporation Bank	–	1,185
HDFC Bank	349	2,500
ICICI Bank	2,373	3,755
IDBI Bank	1,750	1,750
Indusind Bank	191	250
Indian Overseas Bank	1,000	1,000
Jammu & Kashmir Bank	25	25
Kotak Mahindra Bank Limited	293	492
Oriental Bank of Commerce	1,867	1,967
State Bank of India	2,311	2,310
Syndicate Bank	799	1,250
Union Bank of India	–	7
Vijaya Bank	200	200
Yes Bank	385	700
	16,343	22,788
In unpaid dividend accounts
Axis Bank - Unpaid dividend account	2	2
HDFC Bank - Unpaid dividend account	2	1
ICICI Bank - Unpaid dividend account	13	2
	17	5
In margin money deposits against guarantees
Canara Bank	180	132
ICICI Bank	131	147
State Bank of India	39	57
	350	336
Deposits with financial institution
HDFC Limited	4,661	4,900
	4,661	4,900
Total cash and cash equivalents as per Balance Sheet	22,503	29,176

2.10 OTHER ASSETS

(In crore)

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Non-current
Capital advances	457	333	316
Advances other than capital advance
Prepaid gratuity (Refer note 2.22)	16	2	26
Others
Prepaid expenses	94	87	7
Deferred contract cost	299	333	–
	866	755	349
Current
Advances other than capital advance
Payment to vendors for supply of goods	52	58	60
Others
Prepaid expenses (1)	362	209	71
Deferred contract cost	68	48
Withholding taxes and others	1,576	1,650	1,253
	2,058	1,965	1,384

Total other assets	2,924	2,720	1,733
(1) Includes dues from subsidiaries (Refer note 2.25)	55	43	–

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.11 FINANCIAL INSTRUMENTS

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of December 31, 2016 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.9)	22,503	–	–	–	–	22,503	22,503
Investments (Refer note 2.5)
Equity and preference securities	–	–	–	133	–	133	133
Tax free bonds and government bonds	1,535	–	–	–	–	1,535	1,767*
Liquid mutual fund units	–	–	4,223	–	–	4,223	4,223
Redeemable, non-convertible debentures (1)	2,179	–	–	–	–	2,179	2,179
Non convertible debentures	–	–	–	–	3,374	3,374	3,374
Trade receivables (Refer Note 2.8)	11,466	–	–	–	–	11,466	11,466
Loans (Refer note 2.6)	308	–	–	–	–	308	308
Other financial assets (Refer Note 2.7)	5,982	–	62	–	38	6,082	6,082
Total	43,973	–	4,285	133	3,412	51,803
Liabilities:
Trade payables (Refer Note 2.14)	316	–	–	–	–	316	316
Other financial liabilities (Refer Note 2.13)	4,389	–	92	–	–	4,481	4,481
Total	4,705	–	92	–	–	4,797

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

 (In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.9)	29,176	–	–	–	–	29,176	29,176
Investments (Refer Note 2.5)
Equity and preference securities	–	–	–	93	–	93	93
Tax free bonds and government bonds	1,535	–	–	–	–	1,535	1,627*
Redeemable, non-convertible debentures (1)	2,549	–	–	–	–	2,549	2,549
Trade receivables (Refer Note 2.8)	9,798	–	–	–	–	9,798	9,798
Loans (Refer note 2.6)	360	–	–	–	–	360	360
Other financial assets (Refer Note 2.7)	4,884	–	109	–	–	4,993	4,993
Total	48,302	–	109	93	–	48,504
Liabilities:
Trade payables (Refer note 2.14)	623	–	–	–	–	623	623
Other financial liabilities (Refer Note 2.13)	3,947	–	117	–	–	4,064	4,064
Total	4,570	–	117	–	–	4,687

(1)	The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

The carrying value and fair value of financial instruments by categories as of April 1, 2015 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.9)	27,722	–	–	–	–	27,722	27,722
Investments (Refer Note 2.5)
Equity, preference and other securities	–	–	–	1	–	1	1
Bonds and government bonds	1,234	–	–	–	–	1,234	1,269*
Liquid mutual fund units	–	–	749	–	–	749	749
Trade receivables (Refer Note 2.8)	8,627	–	–	–	–	8,627	8,627
Loans (Refer note 2.6)	229	–	–	–	–	229	229
Other financial assets (Refer Note 2.7)	4,061	–	94	–	–	4,155	4,155
Total	41,873	–	843	1	–	42,717
Liabilities:
Trade payables (Refer note 2.14)	124	–	–	–	–	124	124
Other financial liabilities (Refer Note 2.13)	3,967	–	–	–	–	3,967	3,967
Total	4,091	–	–	–	–	4,091

* On account of fair value changes including interest accrued

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

 (In crore)

Particulars	As of December 31, 2016	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.5)	4,223	4,223	–	–
Investments in tax free bonds (Refer Note 2.5)	1,765	206	1,559	–
Investments in government bonds (Refer Note 2.5)	2	2	–	–
Investments in equity instruments (Refer Note 2.5)	1	–	–	1
Investments in preference securities (Refer Note 2.5)	132	–	–	132
Investments in non convertible debentures (Refer Note 2.5)	3,374	3,019	355	–
Derivative financial instruments - foreign currency forward and option contracts (Refer Note 2.7)	100	–	100	–
Liabilities
Derivative financial instruments - foreign currency forward and option contracts (Refer Note 2.13)	6	–	6	–
Liability towards contingent consideration (Refer note 2.13)*	86	–	–	86

*Discounted $14 million (approximately 95 crore) at 14.2%

During the nine months ended December 31, 2016, tax free bonds of 115 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

 (In crore)

Particulars	As of March 31, 2016	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer Note 2.5)	1,625	298	1,327	–
Investments in government bonds (Refer Note 2.5)	2	2	–	–
Investments in equity instruments (Refer Note 2.5)	1	–	–	1
Investments in preference securities (Refer Note 2.5)	92	–	–	92
Derivative financial instruments - foreign currency forward and option contracts (Refer note 2.7)	109	–	109	–
Liabilities
Derivative financial instruments - foreign currency forward and option contracts (Refer note 2.13)	2	–	2	–
Liability towards contingent consideration (Refer note 2.13)*	115	–	–	115

*Discounted $20 million (approximately 132 crore) at 13.7%

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of April 1, 2015:

 (In crore)

Particulars	As of April 1, 2015	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.5)	749	749	–	–
Investments in tax free bonds (Refer Note 2.5)	1,269	533	736	–
Investments in equity instruments (Refer Note 2.5)	1	–	–	1
Derivative financial instruments - foreign currency forward and option contracts (Refer note 2.7)	94	–	94	–
Liabilities
Derivative financial instruments - foreign currency forward and option contracts (Refer note 2.13)	–	–	–	–

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as of December 31, 2016 from March 31, 2016 is on account of settlement of contingent consideration of 40 crore and change in discount rates and passage of time.

The fair value of liquid mutual funds is based on quoted price. The fair value of tax free bonds and government bonds is based on quoted prices and market observable inputs. The fair value is of non-convertible debentures is based on quoted prices and market observable inputs. Derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial instruments as of December 31, 2016:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	804	47	50	29	129	1,059
Trade receivables	8,048	1,274	661	583	323	10,889
Other financials assets ( including loans)	2,315	393	349	145	128	3,330
Trade payables	(173)	(14)	(22)	(20)	(33)	(262)
Other financial liabilities	(2,195)	(243)	(179)	(195)	(157)	(2,969)
Net assets / (liabilities)	8,799	1,457	859	542	390	12,047

The following table analyzes foreign currency risk from financial instruments as of March 31, 2016:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	670	107	178	26	93	1,074
Trade Receivables	6,875	973	664	539	296	9,347
Other financials assets ( including loans)	2,005	370	210	108	125	2,818
Trade payables	(199)	(42)	(133)	(32)	(39)	(445)
Other financial liabilities	(2,241)	(232)	(139)	(200)	(146)	(2,958)
Net assets / (liabilities)	7,110	1,176	780	441	329	9,836

For the three month ended December 31, 2016 and December 31, 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.52% and 0.51%, respectively.

For the nine month ended December 31, 2016 and December 31, 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.52%.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

(In crore)

Particulars	As of		As of
	December 31, 2016		March 31, 2016
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	65	465	–	–
In Australian dollars	35	172	–	–
Option Contracts
In Euro	40	287	–	–
In United Kingdom Pound Sterling	25	209	–	–
In Australian dollars	95	466	–	–
Other derivatives
Forward contracts
In U.S. dollars	450	3,057	467	3,094
In Euro	111	796	84	633
In United Kingdom Pound Sterling	70	584	60	573
In Australian dollars	40	196	50	255
In Swiss Franc	15	102	25	173
In Singapore dollars	10	47	–	–
Option Contracts
In U.S. dollars	165	1,121	125	828
In Euro	45	322	–	–
Total forwards and options		7,824		5,556

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

Particulars	As of
	December 31, 2016	March 31, 2016
Not later than one month	2,172	1,468
Later than one month and not later than three months	3,597	3,260
Later than three months and not later than one year	2,055	828
	7,824	5,556

During the nine months ended December 31, 2016, the group has designated certain foreign exchange forward contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to the statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and nine months ended December 31, 2016:

(In crore)

	Three months ended December 31, 2016	Nine months ended December 31, 2016
Balance at the beginning of the period	2	–
Gain / (Loss) recognised in other comprehensive income during the period	46	48
Amount reclassified to profit or loss for the period	(10)	(10)
Tax impact on above	(10)	(10)
Balance at the end of the period	28	28

The company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the company intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

Particulars	As of		As of
	December 31, 2016		March 31, 2016
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	102	(8)	117	(10)
Amount set off	(2)	2	(8)	8
Net amount presented in balance sheet	100	(6)	109	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 11,466 crore and 9,798 crore as of December 31, 2016 and March 31, 2016, respectively and unbilled revenue amounting to 3,048 crore and 2,673 crore as of December 31, 2016 and March 31, 2016, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of Ind AS 109, the group uses expected credit loss model to assess the impairment loss or gain. The group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Revenue from top customer	3.6%	4.1%	3.9%	4.2%
Revenue from top five customers	13.7%	15.9%	14.3%	15.8%

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the three months and nine months ended December 31, 2016 was 31 crore and 75 crore. The reversal for lifetime expected credit loss on customer balances for the three months ended December 31, 2015 was 9 crore. The reversal of allowance for lifetime expected credit loss on customer balances for the nine months ended December 31, 2015 was 23 crore.

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Balance at the beginning	293	312	249	322
Impairment loss recognised/ reversed	31	(9)	75	(22)
Amounts written off	–	–	(1)	–
Translation differences	(1)	(18)	–	(15)
Balance at the end	323	285	323	285

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, quoted bonds issued by government and quasi government organizations, non convertible debentures issued by government aided institutions and certificates of deposit which are funds deposited at a bank for a specified time period.

Liquidity risk

The company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The company has no outstanding bank borrowings. The company believes that the working capital is sufficient to meet its current requirements. Accordingly, no liquidity risk is perceived.

As of December 31, 2016, the Company had a working capital of 33,801 crore including cash and cash equivalents of 22,503 crore and current investments of 4,225 crore. As of March 31, 2016, the Company had a working capital of 34,509 crore including cash and cash equivalents of 29,176 crore and current investments of 2 crore.

As of December 31, 2016 and March 31, 2016, the outstanding compensated absences were 1,210 crore and 1,130 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of December 31, 2016:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	316	–	–	–	316
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.13)	4,389	–	–	–	4,389
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	48	47	–	–	95

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2016:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	623	–	–	–	623
Other liabilities (excluding liability towards acquisition) (Refer Note 2.13)	3,922	27	–	–	3,949
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	86	46	–	–	132

2.12 EQUITY

EQUITY SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Authorized
Equity shares, 5/- par value
240,00,00,000 (240,00,00,000(2)) equity shares	1,200	1,200	600
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	1,148	1,148	574
229,69,44,664 (229,69,44,664(2)) equity shares fully paid-up
	1,148	1,148	574

(1) Refer note 2.23 for details of basic and diluted shares

(2) Represents number of shares as of March 31, 2016

The authorised equity shares were 120,00,00,000 and the issued, subscribed and paid-up shares were 114,84,72,332 as of April 1, 2015.

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the period of five years immediately preceding December 31, 2016:

The Company has allotted 114,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares.

The Board has increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board of Directors, in its meeting on April 15, 2016, proposed a final dividend of 14.25/- per equity share and the same was approved by the shareholders at the Annual General Meeting held on June 18, 2016, this resulted in a cash outflow of 3,939 crore including corporate dividend tax. (Refer note 2.2.1 for impact on transition to Ind AS)

The Board of Directors, in their meeting on October 14, 2016, declared an interim dividend of 11/- per equity share, which resulted in a cash outflow of 3,041 crore, inclusive of corporate dividend tax.

The amount of per share dividend recognized as distributions to equity shareholders for the nine months ended December 31, 2015 includes final divided of 29.50/- per equity share (not adjusted for June 17, 2015 bonus issue) and an interim dividend of 10/- per equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholder holding more than 5% shares as at December 31, 2016 and March 31, 2016 are set out below:

in crore, except as stated otherwise

Name of the shareholder	As at December 31, 2016		As at March 31, 2016
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	38,53,17,937	16.78	38,53,17,937	16.78
Life Insurance Corporation of India	15,17,27,009	6.61	13,22,74,300	5.76

The reconciliation of the number of shares outstanding and the amount of share capital as at December 31, 2016 and March 31, 2016 is set out below:

 in crore, except as stated otherwise

Particulars	As at December 31, 2016		As at March 31, 2016
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	2,296,944,664	1,148	1,148,472,332	574
Add: Bonus shares issued (including bonus on treasury shares)	–	–	1,148,472,332	574
Number of shares at the end of the period	2,296,944,664	1,148	2,296,944,664	1,148

Employee Stock Option Plan (ESOP):

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which were held by the Trust towards the 2011 Plan as at March 31, 2016). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

On August 1, 2016, the company granted 17,83,615 RSUs (includes equity shares and equity shares represented by ADS) at par value, to employees upto mid management (excluding grants made to Dr. Vishal Sikka). Further, the company granted 73,020 Incentive Units (cash-settled) to eligible employees. These instruments will vest equally over a period of 4 years and are subject to continued service.

Further on November 1, 2016, the company granted 9,70,375 RSUs (includes equity shares and equity shares represented by ADS) at par value, 12,05,850 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. Further the company granted 20,640 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of 4 years and are subject to continued service.

As of December 31, 2016, 1,12,92,934 shares are held by the trust towards 2015 Plan. As of December 31, 2016, 91,980 incentive units were outstanding (net of forfeitures) and the carrying value of the cash liability is 1 crore.

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSU's of fair value $2,000,000 which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5,000,000 , subject to achievement of performance targets set by the Board or its committee, which vest over time. $2,000,000 of fair value in RSUs for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADS. The performance based RSU and Options pertaining to financial year 2017 has not yet been granted as of December 31, 2016. Though the performance based RSU and Options for fiscal 2017 and time based RSU’s for the remaining employment term have not been granted as of December 31, 2016, in accordance with Ind AS 102 Share-based Payment, the company has recorded employee stock based compensation expense.The company has recorded employee stock based compensation expense of 7 crore and 2 crore during the three months December 31, 2016 and December 31, 2015 and 21 crore and 6 crore during the nine months ended December 31, 2016 and December 31, 2015 respectively, towards CEO compensation.

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 has recommended a grant of 27,250 RSUs and 43,000 ESOPs to U.B.Pravin Rao, Chief Operating Officer, under the 2015 Plan. These RSUs and ESOPs will vest over time, subject to continued service. The grant is subject to the approval of shareholders. Though these RSUs and ESOPs have not been granted as of December 31, 2016, in accordance with Ind AS 102 Share-based Payment, the company has recorded employee stock based compensation expense for the same.

2011 RSU Plan (the 2011 Plan) now called 2015 Stock Incentive Compensation Plan ( the 2015 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on date of approval of plan adjusted for bonus shares and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to the Dr Vishal Sikka under the 2011 RSU plan as detailed below. Further the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and nine months ended December 31, 2016 is set out below:

Particulars	Three months ended December 31, 2016		Nine months ended December 31, 2016
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian equity shares (RSU - IES)
Outstanding at the beginning*	1,691,108	5	221,505	5
Granted	365,130	5	1,878,025	5
Forfeited and expired	25,480	5	38,130	5
Exercised	–	5	30,642	5
Outstanding at the end	2,030,758	5	2,030,758	5
Exercisable at the end	–	–	–	–
2015 Plan (Formerly 2011 Plan): Employee Stock Options (ESOPs- IES)
Outstanding at the beginning	–	–	–	–
Granted	309,650	998	309,650	998
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	309,650	998	309,650	998
Exercisable at the end	–	–	–	–

*adjusted for bonus issues (Refer above note 2.12)

Particulars	Three months ended December 31, 2016		Nine months ended December 31, 2016
	Shares arising out of options	Weighted average exercise price ($)	Shares arising out of options	Weighted average exercise price ($)
2015 Plan (Formerly 2011 Plan): American Depository Shares (RSU - ADS)
Outstanding at the beginning	381,300	0.07	–	–
Granted	605,245	0.07	996,665	0.07
Forfeited and expired	11,415	0.07	21,535	0.07
Exercised	–	–	–	–
Outstanding at the end	975,130	0.07	975,130	0.07
Exercisable at the end	–	–	–	–
2015 Plan (Formerly 2011 Plan): Employee Stock Options (ESOPs- ADS)
Outstanding at the beginning	–	–	–	–
Granted	896,200	15.26	896,200	15.26
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	896,200	15.26	896,200	15.26
Exercisable at the end	–	–	–	–

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and nine months ended December 31, 2015 is set out below:

Particulars	Three months ended December 31, 2015		Nine months ended December 31, 2015
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian equity shares (IES)
Outstanding at the beginning*	223,213	5	108,268	5
Granted	–	–	124,061	5
Forfeited and expired	–	–	–	–
Exercised*	–	–	9,116	5
Outstanding at the end	223,213	5	223,213	5
Exercisable at the end	–	–	–	–

*adjusted for bonus issues (Refer above note 2.12)

During the nine months ended December 31, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,096/-

During the nine months ended December 31, 2015, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,092/-

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of December 31, 2016:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan: ADS and IES
0 - 5 (RSU)	3,005,888	2.12	5.00
900 - 1100 (ESOP)	1,205,850	7.34	1,026.57
	4,211,738	3.61	297.48

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 under the 2015 Plan was 1.98 years.

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2017- Equity Shares - RSU	Fiscal 2017- ADS - RSU	Fiscal 2016- Equity Shares - RSU	Fiscal 2015- Equity Shares - RSU
Grant date	1-Aug-16	1-Aug-16	22-Jun-15	21-Aug-14
Weighted average share price () / ($- ADS)*	1,085	16.57	1,024	3,549
Exercise price ()/ ($- ADS)*	5.00	0.07	5.00	5.00
Expected volatility (%)	25-29	26-30	28-36	30-37
Expected life of the option (years)	1 - 4	1 - 4	1 - 4	1 - 4
Expected dividends (%)	2.37	2.29	2.43	1.84
Risk-free interest rate (%)	6- 7	0.5 - 1	7- 8	8- 9
Weighted average fair value as on grant date () / ($- ADS)*	1,019	15.59	948	3,355

* Data for Fiscal 2015 is not adjusted for bonus issues

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Grant date	1-Nov-16	1-Nov-16	1-Nov-16	1-Nov-16
Weighted average share price () / ($- ADS)	989	989	15.26	15.26
Exercise price ()/ ($- ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6- 7	6- 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	929	285	14.35	3.46

The expected term of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

During the three months and nine months ended December 31, 2016 and December 31, 2015, the company recorded an employee stock compensation expense of 38 crore and 2 crore and 67 crore and 6 crore, respectively in the statement of profit and loss. The cash settled stock compensation expense during each of the three months and nine months ended December 31, 2016 was less than 1 crore.

2.13 OTHER FINANCIAL LIABLITIES

(In crore)

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Non-current
Rental deposits (1)	–	27	27
Payable for acquisition of business (refer Note 2.5.1 and 2.5.2)	40	35	–
	40	62	27
Current
Unpaid dividends	17	5	3
Others
Accrued compensation to employees	1,763	1,764	1,719
Accrued expenses (2)	2,218	1,707	1,582
Retention monies	89	58	50
Payable for acquisition of business (refer Note 2.5.1 and Note 2.5.2)
- Deferred consideration	–	–	487
- Contingent consideration	46	80	–
Client deposits	17	16	20
Capital creditors	41	66	37
Compensated absences	1,210	1,130	907
Other payables (3)	244	304	42
Foreign currency forward and options contracts	6	2	–
	5,651	5,132	4,847
Total financial liabilities	5,691	5,194	4,874
Financial liability carried at amortized cost	4,389	3,947	3,967
Financial liability carried at fair value through profit or loss	92	117	–
Liability towards acquisition of business on undiscounted basis	95	132	–
(1) Includes dues to subsidiaries (Refer note 2.25)	–	27	27
(2) Includes dues to subsidiaries (Refer note 2.25)	–	29	36
(3) Includes dues to subsidiaries (Refer note 2.25)	32	38	33

2.14 TRADE PAYABLES

(In crore)

Particulars		As at
	December 31, 2016	March 31, 2016	April 1, 2015
Trade payables *	316	623	124
	316	623	124
*Includes dues to subsidiaries (refer note 2.25)	81	145	102

2.15 OTHER LIABILITIES

(In crore)

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Non current
Deferred income	46	–	–
	46	–	–
Current
Unearned revenue	1,383	1,025	831
Others
Withholding taxes and others	1,159	1,068	733
Deferred rent	1	–	–
	2,543	2,093	1,564
	2,589	2,093	1,564

2.16 PROVISIONS

(In crore)

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Current
Others
Post-sales client support and warranties and others	354	436	382
	354	436	382

Provision for post-sales client support and warranties and others

The movement in the provision for post-sales client support and warranties and others is as follows:

(In crore)

Particulars	Three months ended December 31, 2016	Nine months ended December 31, 2016
Balance at the beginning	556	436
Provision recognized/(reversed)	(77)	68
Provision utilized	(135)	(161)
Exchange difference	10	11
Balance at the end	354	354

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.17 INCOME TAXES

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Current taxes	1,287	1,204	3,927	3,590
Deferred taxes	(3)	(14)	(27)	4
Income tax expense	1,284	1,190	3,900	3,594

Current tax expense for the three months period ended December 31, 2016 and December 31, 2015 includes reversals (net of provisions) amounting to 104 crore and 147 crore respectively pertaining to prior periods

Current tax expense for the nine months period ended December 31, 2016 and December 31, 2015 includes reversals (net of provisions) amounting to 123 crore and 264 crore respectively pertaining to prior periods

Entire deferred income tax for the three months and nine months ended December 31, 2016 and December 31, 2015 relates to origination and reversal of temporary differences.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Profit before income taxes	4,883	4,353	14,155	12,896
Enacted tax rates in India	34.61%	34.61%	34.61%	34.61%
Computed expected tax expense	1,690	1,506	4,899	4,463
Tax effect due to non-taxable income for Indian tax purposes	(522)	(363)	(1,505)	(1,206)
Overseas taxes	193	175	603	502
Tax reversals, overseas and domestic	(104)	(147)	(123)	(264)
Effect of exempt non-operating income	(10)	(14)	(39)	(45)
Effect of non-deductible expenses	38	33	65	163
Additional deduction on research and development expense	–	–	–	(19)
Others	(1)	–	–	–
Income tax expense	1,284	1,190	3,900	3,594

The applicable Indian statutory tax rate for fiscal 2017 and fiscal 2016 is 34.61%.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India has provided to the export of software for the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2016, Infosys' U.S. branch net assets amounted to approximately 5,109 crore. As of December 31, 2016, the Company has provided for branch profit tax of 343 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. The change in provision for branch profit tax includes 9 crore movement on account of exchange rate during the nine months ended December 31, 2016.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 5,226 crore and 4,195 crore as of December 31, 2016 and March 31, 2016, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of December 31, 2016, March 31, 2016 and April 1, 2015

(In crore)

	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Income tax assets	5,104	5,020	3,941
Current income tax liabilities	3,758	3,304	2,678
Net current income tax assets/ (liability) at the end	1,346	1,716	1,263

The gross movement in the current income tax asset/ (liability) for the three months and nine months ended December 31, 2016 and December 31, 2015 is as follows:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Net current income tax asset/ (liability) at the beginning	1,257	1,546	1,716	1,263
Income tax paid	1,369	1,381	3,537	4,046
Current income tax expense (Refer Note 2.17)	(1,287)	(1,204)	(3,927)	(3,590)
Income tax on other comprehensive income	(2)	(3)	10	–
Tax benefit on exercise of share based payments	–	–	1	–
Translation difference	9	(1)	9	–
Net current income tax asset/ (liability) at the end	1,346	1,719	1,346	1,719

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Deferred income tax assets
Property, plant and equipment	106	146	210
Computer software	54	50	51
Accrued compensation to employees	36	46	29
Trade receivables	106	79	100
Compensated absences	366	359	280
Post sales client support	93	76	72
Others	27	21	7
Total deferred income tax assets	788	777	749
Deferred income tax liabilities
Branch profit tax	343	334	316
Others	31	38	–
Total deferred income tax liabilities	374	372	316
Deferred income tax assets after set off	414	405	433
Deferred income tax liabilities after set off	–	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and nine months ended December 31, 2016 and December 31, 2015, is as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Net deferred income tax asset at the beginning	428	399	405	433
Translation differences	11	(3)	10	(18)
Credits / (charge) relating to temporary differences (Refer Note 2.17)	3	15	27	(4)
Temporary differences on other comprehensive income	(10)	–	(10)	–
Net deferred income tax asset at the end	432	411	432	411

The credits relating to temporary differences during the nine months ended December 31, 2016 are primarily on account of trade receivable, Post sales client support and compensated absences partially offset by reversal of credits pertaining to property plant and equipment and accrued compensation to employees. The charge relating to temporary differences during the nine months ended December 31, 2015 are primarily on account of property plant and equipment, trade receivables, accrued compensation to employees partially offset by compensated absences.

2.18 REVENUE FROM OPERATIONS

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Income from software services	14,942	13,556	44,354	39,182
Income from software products	7	6	15	643
	14,949	13,562	44,369	39,825

2.19 OTHER INCOME

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Interest received on financial assets- Carried at amortised cost
Tax free bonds, government bonds and debentures	107	33	272	83
Deposit with Bank and others	535	584	1,664	1,779
Dividend received on investments carried at fair value through profit or loss
Mutual fund units	–	9	23	50
Gain / (loss) on investments carried at fair value through profit or loss	31	–	51	–
Exchange gains/(losses) on foreign currency forward and options contracts	77	57	283	(28)
Exchange gains/(losses) on translation of other assets and liabilities	(1)	6	(89)	140
Miscellaneous income, net	56	48	126	209
	805	737	2,330	2,233

2.20 EXPENSES

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Employee benefit expenses
Salaries including bonus	7,513	6,950	22,671	20,423
Contribution to provident and other funds	161	137	480	411
Share based payments to employees ( Refer note 2.12 )	38	2	67	6
Staff welfare	21	26	59	69
	7,733	7,115	23,277	20,909
Cost of software packages and others
For own use	191	145	531	492
Third party items bought for service delivery to clients	167	55	363	334
	358	200	894	826

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Other expenses
Power and fuel	44	43	145	138
Brand and Marketing	52	58	213	172
Operating lease payments	73	44	197	128
Rates and taxes	29	24	94	75
Repairs and Maintenance	250	227	782	609
Consumables	6	7	23	22
Insurance	12	11	31	33
Provision for post-sales client support and warranties	14	32	69	-
Commission to non-whole time directors	3	2	7	6
Allowances for credit losses on financial assets	32	(9)	79	(22)
Auditor's remuneration
Statutory audit fees	1	–	2	1
Other services	–	–	–	–
Reimbursement of expenses	–	–	–	–
Contributions towards Corporate Social Responsibility	80	61	177	162
Others	41	19	86	73
	637	519	1,905	1,397

2.21 LEASES

Obligations on long-term, non-cancellable operating leases

The lease rentals charged during the period is as under:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Lease rentals	73	44	197	128

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

(In crore)

	As at
Future minimum lease payable	December 31, 2016	March 31, 2016	April 1, 2015
Not later than 1 year	247	170	101
Later than 1 year and not later than 5 years	724	417	284
Later than 5 years	762	315	158

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.22 EMPLOYEE BENEFITS

a.	Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as at December 31, 2016 and March 31, 2016:

(In crore)

Particulars	As at
	December 31, 2016	March 31, 2016
Change in benefit obligations
Benefit obligations at the beginning	826	755
Service cost	84	106
Interest expense	46	55
Curtailment gain	(3)	–
Transfer of obligation	(1)	(34)
Remeasurements - Actuarial (gains)/ losses	72	10
Benefits paid	(57)	(66)
Benefit obligations at the end	967	826
Change in plan assets
Fair value of plan assets at the beginning	828	781
Interest income	50	59
Transfer of assets	–	(43)
Remeasurements- Return on plan assets excluding amounts included in interest income	4	7
Contributions	158	90
Benefits paid	(57)	(66)
Fair value of plan assets at the end	983	828
Funded status	16	2

Amount for the three months and nine months ended December 31, 2016 and December 31, 2015 recognized in the Statement of Profit and Loss under employee benefit expenses.

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Service cost	28	26	84	80
Net interest on the net defined benefit liability/asset	(2)	(1)	(4)	(3)
Curtailment gain	–	–	(3)	–
Net gratuity cost	26	25	77	77

Amount for the three months and nine months ended December 31, 2016 and December 31, 2015 recognized in statement of other comprehensive income:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	5	(8)	72	4
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(1)	(2)	(4)	(5)
	4	(10)	68	(1)

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
(Gain)/loss from change in demographic assumptions	–	–	–	–
(Gain)/loss from change in financial assumptions	17	5	64	(4)
	17	5	64	(4)

The weighted-average assumptions used to determine benefit obligations as at December 31, 2016, March 31, 2016 and April 1, 2015 are set out below:

Particulars	As of
	December 31, 2016	March 31, 2016	April 1, 2015
Discount rate	6.6%	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and nine months ended December 31, 2016 and December 31, 2015 are set out below:

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Discount rate	7.8%	7.8%	7.8%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%	8.0%	8.0%
Weighted average duration of defined benefit obligation	6.4 years	6.4 years	6.4 years	6.4 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

As of December 31, 2016, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 58 crore.

As of December 31, 2016, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 49 crore.

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. As of December 31, 2016 and March 31, 2016, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months and nine months ended December 31, 2016 and December 31, 2015 were 18 crore and 17 crore and 54 crore and 49 crore respectively.

The Company expects to contribute 15 crore to the gratuity trusts during the remainder of fiscal 2017.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	130
1-2 year	136
2-3 year	145
3-4 year	157
4-5 year	170
5-10 years	850

b.	Superannuation

The Company contributed 38 crore and 113 crore to the Superannuation trust during the three months and nine months ended December 31, 2016 (57 crore and 169 crore during the three months and nine months ended December 31, 2015).

c.	Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at December 31, 2016 and March 31, 2016 and April 1, 2015, respectively.

The details of fund and plan asset position are given below:

(In crore)

Particulars	As of
	December 31, 2016	March 31, 2016	April 1, 2015
Plan assets at period end, at fair value	4,042	3,808	2,912
Present value of benefit obligation at period end	4,042	3,808	2,912
Asset recognized in balance sheet	–	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Government of India (GOI) bond yield	6.60%	7.80%	7.80%
Remaining term to maturity of portfolio	6 years	7 years	7 years
Expected guaranteed interest rate- First year:	8.75%	8.75%	8.75%
- Thereafter:	8.60%	8.60%	8.60%

The Company contributed 94 crore and 283 crore during the three months and nine months ended December 31, 2016 (87 crore and 258 crore during the three months and nine months ended December 31, 2015 ).

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

Employee benefits cost include:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Salaries and bonus*	7,575	6,946	22,804	20,405
Defined contribution plans	38	57	113	169
Defined benefit plans	120	112	360	335
	7,733	7,115	23,277	20,909

*	Includes stock compensation expense of 38 crore and 67 crore for the three months and nine months ended December 31, 2016 (2 crore and 6 crore for the three months and nine months ended December 31, 2015.) (Refer note 2.12).

2.23 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Basic earnings per equity share - weighted average number of equity shares outstanding	2,29,69,44,664	2,29,69,44,664	2,29,69,44,664	2,29,69,44,664
Effect of dilutive common equivalent shares - share options outstanding	1,96,526	–	1,10,157	–
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	229,71,41,190	229,69,44,664	229,70,54,821	229,69,44,664

For the three and nine months ended December 31, 2016, 150,500 and 50,349 number of options to purchase equity shares had an anti-dilutive effect. For the three months and nine months ended December 31, 2015, no outstanding option to purchase equity shares had an anti-dilutive effect.

2.24 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

(In crore)

Particulars	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	622	188	167
[Net of amount paid to statutory authorities 4,390 crore (4,386 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,166	1,295	1,272
(net of advances and deposits)

Claims against the company not acknowledged as debts as on December 31, 2016 include demand from the Indian Income tax authorities for payment of tax of 4,557 crore ( 4,135 crore), including interest of 1,355 crore ( 1,224 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011 and fiscal 2013.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. Demand for fiscal 2013 includes disallowance of certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover and disallowance of profits earned from SEZ units which commenced operations before April 1, 2009 under section 10AA of the Income Tax Act and also others. The matters for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010 and fiscal 2011 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore. The Company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		December 31, 2016	March 31, 2016	April 1, 2015
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%	100%
Infosys (Czech Republic) Limited s.r.o. (formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%	99.98%
Infosys Poland Sp Z.o.o (formerly Infosys BPO (Poland) Sp Z.o.o)(1)	Poland	99.98%	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (1)(17)	Mexico	–	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%	99.98%
Portland Procurement Services Pty Ltd(5)	Australia	–	–	–
Infosys BPO Americas LLC.(1)(16)	U.S.	99.98%	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%	100%
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100%	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%	100%
Infosys Management Consulting Pty Limited ( formerly Lodestone Management Consultants Pty Limited)(3)	Australia	100%	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%	100%
Lodestone Augmentis AG (6)(18)	Switzerland	–	100%	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (3)(20)	Switzerland	100%	100%	100%
Lodestone Management Consultants (Belgium) S.A. (4)	Belgium	99.90%	99.90%	99.90%
Infosys Consulting GmbH(formerly Lodestone Management Consultants GmbH) (3)	Germany	100%	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) (3)	Singapore	100%	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%	100%
Infy Consulting Company Limited (formerly Lodestone Management Consultants Ltd.) (3)	U.K.	100%	100%	100%
Infy Consulting B.V. (Lodestone Management Consultants B.V.) (3)	Netherlands	100%	100%	100%
Infosys Consulting Ltda. (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%	99.99%
Infosys Consulting Sp. Z.o.o. (formerly Lodestone Management Consultants Sp. z o.o.) (3)	Poland	100%	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%	100%
Infosys Canada Public Services Ltd.(8)	Canada	–	–	–
Infosys Nova Holdings LLC. (Infosys Nova)(9)	U.S.	100%	100%	100%
Panaya Inc. (Panaya) (10)	U.S.	100%	100%	100%
Panaya Ltd.(11)	Israel	100%	100%	100%
Panaya GmbH(11)	Germany	100%	100%	100%
Panaya Pty Ltd(11)(19)	Australia	–	–	–
Panaya Japan Co. Ltd.(11)	Japan	100%	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)(12)	India	100%	100%	–
Kallidus Inc. (Kallidus)(13)	U.S.	100%	100%	–
Noah Consulting LLC (Noah) (14)	U.S.	100%	100%	–
Noah Information Management Consulting Inc. (Noah Canada) (15)	Canada	100%	100%	–

(1)	Wholly owned subsidiary of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014.
(6)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(7)	Incorporated effective February 14, 2014 (Refer note 2.5.3)
(8)	Wholly owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014
(9)	Incorporated effective January 23, 2015
(10)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc
(11)	Wholly owned subsidiary of Panaya Inc.
(12)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (Refer note 2.5.2)
(13)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc. (Refer note 2.5.2)
(14)	On November 16, 2015, Infosys acquired 100% of the membership interests in Noah (Refer note 2.5.1)
(15)	Wholly owned subsidiary of Noah
(16)	Incorporated effective November 20, 2015
(17)	Liquidated effective March 15, 2016
(18)	Liquidated effective October 5, 2016
(19)	Liquidated effective November 16, 2016
(20)	Liquidated effective December 21, 2016

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holding as at
		December 31, 2016	March 31, 2016	April 1, 2015
DWA Nova LLC(1)	U.S.	16%	16%	20%

(1) Associate of Infosys Nova Holdings LLC.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust
Infosys Limited Employees' Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust

Refer notes 2.22 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole time directors

U B Pravin Rao

Dr. Vishal Sikka

Non-whole-time directors

K.V.Kamath ( resigned effective June 5, 2015)

Prof. Jeffrey S. Lehman

R. Seshasayee

Ravi Venkatesan

Kiran Mazumdar Shaw

Carol M. Browner (resigned effective November 23, 2015)

Prof. John W. Etchemendy

Roopa Kudva

Dr. Punita Kumar-Sinha (appointed effective January 14, 2016)

D. N. Prahlad (appointed effective October 14, 2016)

Executive Officers

M. D. Ranganath, Chief Financial Officer (effective October 12, 2015)

David D. Kennedy, General Counsel and Chief Compliance Officer (till December 31, 2016)

Rajiv Bansal, Chief Financial Officer ( till October 12, 2015)

Mohit Joshi , President (effective October 13, 2016)

Rajesh K. Murthy, President (effective October 13, 2016)

Ravi Kumar S, President (effective October 13, 2016)

Sandeep Dadlani, President (effective October 13, 2016)

Krishnamurthy Shankar, Group Head - Human Resources (effective October 13, 2016)

Gopi Krishnan Radhakrishnan - Acting General Counsel (effective December 31, 2016)

Company Secretary

A.G.S. Manikantha, (appointed effective June 22, 2015)

The details of amounts due to or due from related parties as at December 31, 2016, March 31, 2016 and April 1, 2015 are as follows:

(In crore)

Particular	As at
	December 31, 2016	March 31, 2016	April 1, 2015
Investment in debentures
EdgeVerve(2)	2,179	2,549	–
Trade receivables
Infosys China	39	29	16
Infosys Mexico	6	6	1
Infosys Brasil	3	1	5
Infosys BPO	4	5	1
Infy Consulting Company Ltd.	64	8	26
EdgeVerve	56	–	14
Infosys Public Services	81	153	246
Infosys Sweden	3	28	–
Panaya Ltd	34	14	–
	290	244	309
Loans(1)
Infy Consulting Company Ltd.	–	–	6
Infosys Sweden	18	24	–
Infosys Technologies China	71	67	–
EdgeVerve	–	–	18
	89	91	24
Prepaid and other financial assets
Infosys BPO	5	5	1
Infosys Public Services	1	8	4
EdgeVerve	–	3	14
Panaya	55	43	–
Infosys Consulting SAS	7	6	3
Infosys Consulting GmbH	1	1	1
Infosys China	1	–	–
Infy Consulting Company Ltd.	3	1	20
Infosys Consulting AG	1	–	–
Infy Consulting B.V.	1	–	–
	75	67	43
Unbilled revenues
Infosys Consulting SAS	–	–	1
EdgeVerve	23	20	–
Kallidus	1	–	–
Infosys McCamish Systems LLC	–	–	5
	24	20	6
Trade payables
Infosys China	10	10	10
Infosys BPO	6	6	–
Infosys (Czech Republic) Limited s.r.o.	2	2	–
Portland Group Pty Ltd	–	–	1
Infosys Mexico	4	2	1
Infosys Sweden	11	8	5
Infosys Management Consulting Pty Limited	–	16	10
Infosys Consulting Pte Ltd.	–	7	8
Infy Consulting Company Ltd.	1	83	65
Infosys Brasil	1	–	2
Noah Consulting LLC	12	–	–
Panaya Ltd.	9	9	–
Infosys Public Services	2	2	–
Kallidus	20	–	–
Noah Information Management Consulting Inc.	3	–	–
	81	145	102
Other financial liabilities
Infosys BPO	30	27	16
Infosys McCamish Systems LLC	–	–	2
Infosys Consulting AG	–	1	1
Infy Consulting Company Ltd.	–	1	1
EdgeVerve	–	–	9
Panaya Ltd.	–	1	–
Infosys Public Services	1	7	4
Infosys Mexico	1	1	–
	32	38	33
Accrued expenses
Infosys BPO	–	1	(1)
Kallidus Inc	–	18	–
Noah Consulting, LLC	–	10	–
EdgeVerve	–	–	37
	–	29	36
Rental Deposit given for shared services
Infosys BPO	–	21	21
Rental Deposit taken for shared services
Infosys BPO	–	27	27

(1)	The above loans were given in accordance with the terms and conditions of the loan agreement and carries an interest rate of 6% per annum, each and is repayable within a period of one year and at anytime within four years from the date of grant for Infosys China and Infosys Sweden respectively.
(2)	At an interest rate of 8.5% per annum.

The details of the related parties transactions entered into by the Company, in addition to the lease commitments described in note 2.21, for the three months and nine months ended December 31, 2016 and December 31, 2015 are as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Capital transactions:
Financing transactions
Equity
EdgeVerve	–	850	–	850
Infosys China	–	–	67	–
Infosys Sweden	6	–	57	–
Infosys Shanghai	46	67	180	258
Noah Consulting LLC	71	–	71	–
	123	917	375	1,108
Debenture given/ (repaid)
EdgeVerve	(100)	2,549	(370)	2,549
	(100)	2,549	(370)	2,549
Interest accrued
Infosys Sweden	(2)		(2)	–
Infosys China	2	–	2	–
	–	–	–	–
Loans (net of repayment)(1)
Kallidus	–	(10)	–	–
Infosys Sweden	–	10	(1)	23
Infosys China	–	–	3	–
EdgeVerve	–	–	–	(18)
Infy Consulting Company Limited	–	–	–	(6)
	–	–	2	(1)
Cash paid under business transfer
EdgeVerve	–	36	–	286
	–	36	–	286
Revenue transactions:
Purchase of services
Infosys China	31	31	90	95
Infosys Management Consulting Pty Limited	32	38	95	92
Infy Consulting Company Limited	167	264	544	627
Infosys Consulting Pte Ltd.	6	26	23	85
Portland Group Pty Ltd	1	–	2	2
Infosys BPO s.r.o	8	5	23	11
Infosys BPO	104	90	287	248
Infosys Sweden	17	21	56	57
Infosys Mexico	6	2	17	8
Infosys Public Services	6	3	15	8
Panaya Ltd.	14	6	35	11
Infosys Brasil	2	3	5	8
Infosys Poland Sp Z.o.o	1	–	3	–
Kallidus	21	–	32	–
Noah Consulting, LLC	25	–	89	–
Noah Information Management Consulting Inc.	1	–	3	–
	442	489	1,319	1,252
Purchase of shared services including facilities and personnel
Panaya Ltd.	–	–	2	–
Infosys BPO	6	2	17	7
	6	2	19	7
Interest income
Infosys China	1	–	3	–
Infosys Sweden	–	–	–	1
EdgeVerve	47	5	152	7
	48	5	155	8
Sale of services
Infosys China	4	3	11	8
Infosys Mexico	8	11	23	28
Infy Consulting Company Limited	18	8	65	19
Infosys Brasil	4	1	8	5
Infosys BPO	14	17	42	52
McCamish Systems LLC	–	1	–	2
Infosys Sweden	4	7	12	21
EdgeVerve	71	–	206	–
Infosys Public Services	244	232	715	666
	367	280	1,082	801
Sale of shared services including facilities and personnel
EdgeVerve	10	21	30	40
Panaya Ltd.	8	3	22	5
Infy Consulting Company Limited	1	–	1	–
Infosys Public Services	1	–	1	–
Infosys BPO	14	5	38	15
	34	29	92	60

(1)	Loan outstanding (including accrued interest) given to Infosys Sweden is converted to equity during the three months ended December 31, 2016.

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)	31	32	66	60
Commission and other benefits to non-executive/independent directors	3	2	8	7
Total	34	34	74	67

(1)	Includes stock compensation expense of 10 crore and 24 crore for the three months and nine months ended December 31, 2016 (2 crore and 6 crore for the three months and nine months ended December 31, 2015) towards key managerial personnel. Refer note 2.12
(2)	Includes 6 crore payable under severance agreement to General counsel and Chief compliance officer during the three months ended December 31, 2016
(3)	Three months and nine months ended December 31, 2015 includes 17.38 crore payable under severance agreement to Rajiv Bansal who stepped down as Chief Financial officer w.e.f October 12, 2015

2.26 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the "management approach" as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. All other segments represents the operating segments of businesses in India, Japan and China. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business segments

Three months ended December 31, 2016 and December 31, 2015

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-tech	All other segments	Total
Revenue from operations	3,939	1,541	3,519	2,596	1,842	1,199	313	14,949
	3,698	1,345	3,045	2,353	1,648	1,168	305	13,562
Identifiable operating expenses	2,103	793	1,750	1,282	923	628	187	7,666
	1,924	691	1,480	1,172	852	590	151	6,860
Allocated expenses	751	296	676	498	353	230	60	2,864
	765	278	630	487	342	242	63	2,807
Segment operating income	1,085	452	1,093	816	566	341	66	4,419
	1,009	376	935	694	454	336	91	3,895
Unallocable expenses								341
								279
Operating profit								4,078
								3,616
Other income, net								805
								737
Profit before income taxes								4,883
								4,353
Income tax expense								1,284
								1,190
Net profit								3,599
								3,163
Depreciation and amortization								339
								275
Non-cash expenses other than depreciation and amortization								2
								4

Nine months ended December 31, 2016 and December 31, 2015

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-tech	All other segments	Total
Revenue from operations	11,810	4,519	10,370	7,777	5,206	3,744	943	44,369
	11,041	4,038	8,869	6,909	4,766	3,471	731	39,825
Identifiable operating expenses	6,340	2,326	5,118	3,857	2,674	1,966	613	22,894
	5,597	2,136	4,246	3,390	2,429	1,745	442	19,985
Allocated expenses	2,295	882	2,023	1,518	1,015	731	184	8,648
	2,290	853	1,873	1,459	1,007	733	154	8,369
Segment operating income	3,175	1,311	3,229	2,402	1,517	1,047	146	12,827
	3,154	1,049	2,750	2,060	1,330	993	135	11,471
Unallocable expenses								1,002
								808
Operating profit								11,825
								10,663
Other income, net								2,330
								2,233
Profit before income taxes								14,155
								12,896
Income tax expense								3,900
								3,594
Net profit								10,255
								9,302
Depreciation and amortization								995
								799
Non-cash expenses other than depreciation and amortization								7
								9

Geographic segments

Three months ended December 31, 2016 and December 31, 2015

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	9,747	3,271	489	1,442	14,949
	9,013	3,015	306	1,228	13,562
Identifiable operating expenses	5,071	1,699	199	697	7,666
	4,616	1,499	131	614	6,860
Allocated expenses	1,871	626	93	274	2,864
	1,866	624	63	254	2,807
Segment profit	2,805	946	197	471	4,419
	2,531	892	112	360	3,895
Unallocable expenses					341
					279
Operating profit					4,078
					3,616
Other income, net					805
					737
Profit before income taxes					4,883
					4,353
Income tax expense					1,284
					1,190
Net profit					3,599
					3,163
Depreciation and amortization					339
					275
Non-cash expenses other than depreciation and amortization					2
					4

Nine months ended December 31, 2016 and December 31, 2015

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	28,825	9,811	1,343	4,390	44,369
	26,380	8,559	914	3,972	39,825
Identifiable operating expenses	15,178	5,001	603	2,112	22,894
	13,433	4,269	445	1,838	19,985
Allocated expenses	5,625	1,913	259	851	8,648
	5,570	1,803	181	815	8,369
Segment profit	8,022	2,897	481	1,427	12,827
	7,377	2,487	288	1,319	11,471
Unallocable expenses					1,002
					808
Operating profit					11,825
					10,663
Other income, net					2,330
					2,233
Profit before income taxes					14,155
					12,896
Income tax expense					3,900
					3,594
Net profit					10,255
					9,302
Depreciation and amortization					995
					799
Non-cash expenses other than depreciation and amortization					7
					9

Significant clients

No client individually accounted for more than 10% of the revenues in the three months and nine months ended December 31, 2016 and December 31, 2015.

2.27 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Revenue from operations	14,949	13,562	44,369	39,825
Cost of sales	9,264	8,174	27,825	23,944
Gross Profit	5,685	5,388	16,544	15,881
Operating expenses
Selling and marketing expenses	668	660	2,047	2,006
General and administration expenses	939	1,112	2,672	3,212
Total operating expenses	1,607	1,772	4,719	5,218
Operating profit	4,078	3,616	11,825	10,663
Other income, net	805	737	2,330	2,233
Profit before tax	4,883	4,353	14,155	12,896
Tax expense:
Current tax	1,287	1,204	3,927	3,590
Deferred tax	(3)	(14)	(27)	4
Profit for the period	3,599	3,163	10,255	9,302
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	(6)	8	(58)	1
Equity instruments through other comprehensive income	–	–	–	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on cash flow hedges, net	26	–	28	–
Total other comprehensive income, net of tax	20	8	(30)	1
Total comprehensive income for the period	3,619	3,171	10,225	9,303

As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore January 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Auditor’s Report on Quarterly and Year to Date Standalone Financial Results of Infosys Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

The Board of Directors of Infosys Limited

We have audited the quarterly standalone financial results of Infosys Limited (‘the Company’) for the quarter ended 31 December 2016 and the year to date standalone financial results for the period from
1 April 2016 to 31 December 2016, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

These standalone quarterly as well as year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim standalone financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard, Interim Financial Reporting (Ind AS 34), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by the management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly and year to date standalone financial results:

(i)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI circular dated 5 July 2016 in this regard; and

(ii)	give a true and fair view of the financial performance including other comprehensive income and other financial information for the quarter ended 31 December 2016 as well as the year to date results for the period from 1 April 2016 to 31 December 2016.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W/ W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bangalore
13 January 2017